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John Hancock Financial Services

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U.S. Insurance Law
197 Clarendon Street (C1)
Boston, MA 02117

Tel: (617) 572-0313
Fax: (617) 572-1823

Kimberly S. Ciccarelli
AVP & Counsel

October 31, 2007

Via EDGAR
Alison White, Esq.
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644

   Re: Registration Nos: 333-100567 and 333-126668

Dear Ms. White:

John Hancock Life Insurance Company (U.S.A.), on behalf of its John Hancock Life Insurance Company (U.S.A.) Account N (the "Registrant") (File Nos. 811-5130), will file today with the Commission amended registration statements pursuant to Rule 485(a) under the Securities Act of 1933, as amended.

Background of the Amendments

These filings amend the Registrant's prospectus disclosure under the section, "Transfers of existing policy value" to reflect a new administrative procedure the Registrant intends to adopt for policies purchased by a corporation or other entity ("COLI" policies).

Corporate owned life insurance arrangements are typically put in force as a means to permit a corporation or other entity to informally finance the liabilities created by an employee benefit plan. The underlying plan will usually permit the participants to direct their deferrals into an unfunded deferral account, which account may permit the participant to elect among various investment options. In order to make sure that its liabilities are appropriately hedged, the policy owner corporation purchases life insurance policies that offer a similar lineup of investment options, and will regularly rebalance the investment options under the policies it owns in order to assure that the returns on the policies, on an aggregate basis, are not mismatched against the investment allocations of participants under the underlying deferral accounts.

Currently, the Registrant discloses that COLI policy owners are permitted to rebalance investment options in their policies, provided 1) policy values transferred from one investment option into a second investment option cannot be transferred out of the second investment option within a 10 calendar day

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John Hancock Financial Services

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period, except to the money market option, and ii) policy values that would otherwise not be transferable by application of the 10 day limit and are moved into the money market option may not be transferred out of the money market option into any other investment option for 30 calendar days. This special rule for COLI products was established in recognition of the fact that where COLI policies are employed as informal financing vehicles for benefit plans, the aggregation of trade orders that occurs before execution of the orders at the policy level will tend to mitigate against the risk that executives' trading in their deferral plan accounts would result in disruption or disadvantage to other policy owners.

The rebalancing process described above typically occurs manually by the COLI plan broker or third party administrator. For administrative ease and to better match its plan liabilities, certain COLI policy owners are seeking to employ electronic means and systems to rebalance their insurance policy investment options with the Registrant. It is expected that electronic rebalancing could cause more frequent policy reallocations than is currently permitted by the above "10 Day Rule".

As such, the Registrant seeks to amend its prospectus disclosure under the "Transfers of existing policy value" section to disclose that the Registrant will offer electronic rebalancing to COLI policy owners. Under these circumstances, in lieu of imposing the "10 Day Rule", the Registrant will monitor aggregate trades among the sub-accounts for frequency, pattern and size for potentially harmful investment practices. If the Registrant detects trading activity that it believes may be harmful to the overall operation of any investment account or underlying portfolio, the Registrant may impose conditions on policies employing electronic rebalancing to submit trades, including imposing restrictions on the number, timing and amount of transfers, and revoking privileges to make trades by any means other than written communication submitted via U.S. mail. Electronic rebalancing will only be offered to COLI Policies subject to our approval.

If you have any questions with respect to this inquiry, please contact me at
(617) 572-0313, or in my absence, please contact James Hoodlet at
(617) 572-9197. Thank you.

Sincerely,

/s/ Kimberly S. Ciccarelli
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AVP & Counsel